EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D to which this agreement is attached as an exhibit, and any amendments thereto, is being filed on behalf of each of them. This agreement may be executed in counterparts, each of which shall be deemed an original.

Date: April 16, 2026

OKALINA VENTURES LLC

By: /s/ Kyle Okamoto
Name: Kyle Okamoto
Title: Owner / Managing Member

/s/ Kyle Okamoto
KYLE OKAMOTO, Individually